Exhibit 18.01

November 24, 2008

Board of Directors

Hologic, Inc.

35 Crosby Drive

Bedford, MA 01730

Dear Board of Directors:

Note 2 of the Notes to the Consolidated Financial Statements of Hologic, Inc. (the “Company”) included in its Annual Report on Form 10-K for the fiscal year ended September 27, 2008 describes a change regarding the date of the Company’s annual goodwill impairment assessment from the last day of the fiscal second quarter to the first day of the fiscal fourth quarter. There are no authoritative criteria for determining which date is preferable based on the particular circumstance; however, we conclude that such change is acceptable and, based on your business judgment to make this change and for the stated reasons, is preferable in your circumstances.

Very truly yours,

/s/ Ernst & Young LLP

Boston, Massachusetts